LIGHTSTONE
Value Plus REIT

TENDER OFFER

Share repurchase opportunity for those Stockholders in need of immediate capital.

Lightstone Value Plus Real Estate Investment Trust, Inc. is offering to repurchase up to $50 million or approximately 4.7 million shares of the LVPR's common stock from the holders of the Shares at a purchase price equal to $10.60 per Share, in cash, less any applicable withholding taxes.

- Up to $50 million
- Purchase at $10.60 per share
- Purchase Requests Accepted May 1, 2013 – July 15, 2013

For additional information please contact Lightstone Capital Markets Sales Team at:

(800) 304-0210

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials, which LVPR will be distributing to stockholders shortly and filing with the SEC. Stockholders are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials when they are available because they contain important information, including the terms and conditions of the offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials that will be filed shortly by LVPR with the SEC at the Commission's website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from LVPR.

For Broker Dealer Use Only

460 Park Ave., 13th Floor, New York, NY 10022 | www.LightstoneGroup.com